SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 06, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time: IMMEDIATE
Date: 2 July 2010
Number: 17/10

BHP BILLITON ENCOURAGED BY AUSTRALIAN RESOURCES TAX CHANGES

Today, BHP Billiton Chief Executive Officer, Marius Kloppers, said the company was encouraged by the Australian Government’s decision to replace the proposed Resource Super Profits Tax with a Mineral Resource Rent Tax (MRRT) on mined iron ore and coal.

“As we have previously stated, BHP Billiton believes that tax reform that is prospective, competitive, differentiated and resource-based will ensure that the Australian mining sector continues to grow through investment in the industry which benefits all Australians.

“We are encouraged that the MRRT design is closer to our frequently stated principles of sound tax reform, in that the proposed tax will be prospective in its treatment of profits from our iron ore and coal businesses, and not apply to the other commodities in our portfolio.

“At the request of the Prime Minister, there have been constructive discussions in the last week with the Deputy Prime Minister and the Resources Minister which have resulted in a material improvement from the original tax proposal,” Mr Kloppers said.

The proposed MRRT is closer to meeting the tax design principles in the following ways:
* Prospective – businesses can transition into the MRRT at market value of the business (not the previously proposed book value) with depreciation over 25 years. This is particularly important for the iron ore and coal operations which have been in existence for many years.
* Competitive – the headline tax rate is 30 per cent, with a 25 per cent allowance for the extraction activity such that only the resource profit is taxed. Company tax will continue to be paid.
* Differentiated – the tax applies to coal and iron ore resources with all other resources exempt.
* Resource based – taxable profit will be that at the mine gate and not on downstream processing or infrastructure.

“There is still a great deal of work to be done before this tax is enacted, and we will work constructively with the Government to ensure that the detailed design of minerals taxation maintains the international competitiveness of the Australian resources industry into the future and is in the long term interests of the industry and all Australians,” Mr Kloppers concluded.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +61 3 9609 2898 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : July 06, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary